:----------:                                       :---------------------------:
:  FORM 4  :                                       :        OMB APPROVAL       :
:----------:                                       :---------------------------:
                                                   :OMB NUMBER        3235-0287:
                                                   :EXPIRES: SEPTEMBER 30, 1998:
                                                   :ESTIMATED AVERAGE BURDEN   :
                                                   :HOURS PER RESPONSE..... 0.5:
                                                   :---------------------------:

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[X] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

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1. Name and Address of Reporting Person*

    Cablevision Systems Corporation ("Cablevision")
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   (Last)                     (First)                       (Middle)

    One Media Crossways
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                                    (Street)

   Woodbury,                New York                      11797
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   (City)                     (State)                       (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   Clearview Cinema Group, Inc. ("Clearview") - CLV
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   December 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer (Check all applicable)

   _____ Director                       __X__ 10% Owner
   _____ Officer (give title below)     _____ Other (Specify below)


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7. Individual or Joint/Group Filing (check Applicable Line)

   __X__ Form filed by One Reporting Person
   _____ Form filed by More than One Reporting Person

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


TABLE I-NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1.Title of Security    2.Trans-     3.Trans-       4.Securities Acquired (A)    5.Amount of         6.Ownership     7.Nature of
  (Instr. 3)             action       action         or Disposed of (D)           Securities Bene-    Form: Direct    Indirect
                         Date         Code           (Instr. 3, 4 and 5)          ficially Owned      (D) or          Beneficial
                         (Month/      (Instr. 8)     ------------------------     at End of           Indirect (I)    Ownership
                          Day/      ------------     Amount     (A) or  Price      Month (Instr.       (Instr. 4)      (Instr. 4)
                          Year)     Code      V                 (D)                3 and 4)
-------------------    ---------    ------------     ------------------------   ------------------  --------------  ---------------
Common stock, par      12/2/98       J(1)     V     2,304,802(1)  A     (1)           -0-(1)             (1)             N/A
value $.01 per
share

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

* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).                                           (Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                  (Print or Type Response)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.   Title of Derivative Security (Instr. 3)

     N/A
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2.   Conversion or Exercise Price of Derivative Security


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3.   Transaction Date (Month/Day/Year)


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4.   Transaction Code (Instr. 8)
           Code                          V
     ------------------            ------------

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5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
            (A)                          (D)
     ------------------            ------------

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6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------

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7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------

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8.   Price of Derivative Security (Instr. 5)


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9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)


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10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)


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11.  Nature of Indirect Beneficial Ownership (Instr. 4)


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

Explanation of Responses:

(1) At a special meeting of Clearview held on December 1, 1998, stockholders approved the merger ("Merger") of Clearview with CCG Holdings, Inc. ("Merger Sub"), a wholly-owned subsidiary of Cablevision, pursuant to the merger agreement between Cablevision, Clearview and Merger Sub dated as of August 12, 1998 ("Merger Agreement"). Upon the filing of the Certificate of Merger with the Secretary of State of Delaware on December 2, 1998, Clearview merged with and into Merger Sub and all the outstanding shares of Clearview were cancelled. Pursuant to the Merger, Merger Sub was the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Clearview ceased. All of the outstanding capital stock of the Surviving Corporation is beneficially owned by Cablevision.

Subject to the allocations limitations and proration procedures under the Merger Agreement, each share of Common Stock, par value $.01 per share, of Clearview ("Clearview Common Stock") was converted into, and become exchangeable for, at the option of the holder thereof, (A) $24.25 in cash or (B) 0.5209 shares of Class A Common Stock, par value of $.01 per share, of Cablevision ("Cablevision Common Stock"), being that number of Cablevision Common Stock equal to the amount (rounded to four decimal places) derived by dividing $24.25 by $46.5531, being the average daily per share high and low sales prices, regular way of Cablevision Common Stock as reported on the American Stock Exchange composite transactions reporting system on each of the ten trading days ending on and including the third trading day prior to the closing of the Merger. No fractional shares of Cablevision Common Stock are issuable.


                           CABLEVISION SYSTEMS CORPORATION


                            /s/ Robert S. Lemle               December 17, 1998
                           --------------------------------   -----------------
                           **Signature of Reporting Person          Date
                             Robert S. Lemle
                             Executive Vice President,
                             General Counsel and Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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